SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Name of Subject Company (Issuer))
TELEMAR PARTICIPAÇÕES S.A.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Preferred shares, without par value
American Depositary Shares, each representing one preferred share
(Title of Class of Securities)
879246106
(CUSIP Number of Class of Securities)
Fabio Schvartsman
Praia de Botafogo 300, 11° andar, sala 1101 (parte)
22250-040—Rio de Janeiro, RJ, Brazil
55-21-3873-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
KEVIN W. KELLEY, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
NIRE N.º 3.33.0016601-7
Information to the Market
Reference is made to the Statements of Material Fact dated as of 10, 17 and 20 of April, to inform that, at the meeting held today, the board of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), according to Notice SRE/GER-1/nº. 984/2007 received by the Company, decided that is not necessary the registration with the CVM of the public tender offers to purchase preferred shares (“Tender Offers”) issued by its subsidiaries Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. and that the fair value rule is not applicable to this case, independently of the obligation to present the Appraisal Report and all further requirements, as well as the limitation of acquisition of 1/3 (one third) of the free float, in the event the Tender Offers are rejected by holders of at least 2/3 (two thirds) of the free float. Rio de Janeiro, May 29, 2007.
Fabio Schvartsman
Investors Relations Officer
Tender offer statement
The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities. TmarPart has not yet commenced any tender offer. Any tender offer will be made only pursuant to an offer to purchase and related materials that TmarPart would distribute to holders of securities. Security holders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Following the commencement of any tender offer, security holders will be able to obtain free copies of the tender offer statement on Schedule TO, the offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov.